EXHIBIT 99.3

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

March 9, 2009

ITEM 3.	NEWS RELEASE

Issued March 11, 2009 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced an increase in the gold resources at its Kerr-Sulphurets-Mitchell (KSM) Project as a result of a National Instrument 43-101 compliant study of its Mitchell gold-copper zone. Measured and indicated gold resources at Mitchell have increased by 89% over the previous estimate to more than 30 million ounces. Measured and indicated copper resources increased by 105% to nearly 6.0 billion pounds. Updated resource estimates for the Sulphurets and Kerr zones will be announced shortly and a new NI-43-101 Technical Report covering all three zones will be filed on SEDAR within 45 days.

The following table summarizes RMI’s new updated global mineral resource estimate as of March 9, 2009 with a comparison to their 2008 estimate:

	2009 Resource Estimate					2008 Resource Estimate
Resource Category	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Measured	579,272	0.66	0.18	12,292	2,298	No Measured Resources
Indicated	930,603	0.62	0.18	18,550	3,692	734,163	0.69	0.18	16,287	2,913
Measured plus Indicated	1,509,875	0.64	0.18	30,842	5,990	734,163	0.69	0.18	16,287	2,913
Inferred	514,878	0.51	0.14	8,442	1,589	667,421	0.62	0.15	13,304	2,206

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Rudi Fronk
Telephone: (416) 367-9292

ITEM 9.	DATED at Toronto, Ontario, this 12th day of March, 2009.

Seabridge Gold Inc.

APPENDIX A
Seabridge Gold Inc.

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Alternext US: SA	March 11, 2009

Seabridge Gold Reports Major Expansion of Mitchell Resource

Toronto, Canada – Seabridge Gold announced today that Resource Modeling Inc. (“RMI”) has completed an updated independent National Instrument 43-101 mineral resource estimate for the Mitchell zone at its 100% owned KSM project. Measured and indicated gold resources at Mitchell have increased by 89% over the previous estimate to more than 30 million ounces. Measured and indicated copper resources increased by 105% to nearly 6.0 billion pounds. Updated resource estimates for the Sulphurets and Kerr zones will be announced shortly and a new NI-43-101 Technical Report covering all three zones will be filed on SEDAR within 45 days.

The updated independent resource estimate incorporates results from 34 core holes totaling approximately 15,416 meters drilled by Seabridge at the Mitchell zone during 2008. The 2008 drill program successfully upgraded almost all of the 667 million tonne inferred mineral resource in the 2008 estimate to the measured or indicated category and also found extensions of the deposit to the south, north and at depth.

The following table summarizes RMI’s new updated global mineral resource estimate as of March 9, 2009 with a comparison to their 2008 estimate:

Mitchell Zone Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

	2009 Resource Estimate					2008 Resource Estimate
Resource Category	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Measured	579,272	0.66	0.18	12,292	2,298	No Measured Resources
Indicated	930,603	0.62	0.18	18,550	3,692	734,163	0.69	0.18	16,287	2,913
Measured plus Indicated	1,509,875	0.64	0.18	30,842	5,990	734,163	0.69	0.18	16,287	2,913
Inferred	514,878	0.51	0.14	8,442	1,589	667,421	0.62	0.15	13,304	2,206

Seabridge Gold President and CEO Rudi Fronk noted that “the Mitchell zone has now become one of the world’s largest undeveloped gold/copper deposits. We successfully moved over 13 million ounces of inferred gold resources to the measured or indicated category in 2008 and we found an additional 8 million ounces of inferred gold resources, some of which may be upgraded in the 2009 program. Although the new inferred resources are somewhat lower grade than the core of the Mitchell deposit, some of these resources represent a conversion of material previously classified as waste in the upper benches of the mine plan which should have a positive impact on the project.”

RMI estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell zone. RMI notes that kriging results compare very favorably with the inverse distance estimate. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a $650 gold price with a 70% recovery rate and a $2.00 copper price with an 85% recovery rate.

The database for the Mitchell zone now incorporates 102 core holes totaling 40,060 meters of drilling. Seabridge Gold collected 90% of the Mitchell drill hole data from its 2006, 2007 and 2008 drilling campaigns. RMI has reviewed the quality assurance/quality control (QA/QC) protocols and results from Seabridge’s 2006, 2007 and 2008 Mitchell drilling programs and has deemed that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources.

Mineral resources for the Mitchell zone are summarized in the tables below at a variety of recoverable gold equivalent cutoff grades.

Mitchell Zone Resource Estimates at Different Recoverable Gold Equivalent Cutoff Grades

AuEQV Cutoff (g/t)	Measured Mineral Resources					Indicated Mineral Resources
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
0.30	604,573	0.65	12,634	0.18	2,398	977,278	0.60	18,852	0.17	3,662
0.40	596,695	0.65	12,470	0.18	2,367	958,296	0.61	18,794	0.17	3,591
0.50	579,272	0.66	12,292	0.18	2,298	930,603	0.62	18,550	0.18	3,692
0.60	551,207	0.68	12,051	0.19	2,308	893,622	0.63	18,100	0.18	3,545
0.70	511,665	0.70	11,515	0.20	2,255	823,883	0.65	17,217	0.19	3,450
0.80	464,926	0.73	10,912	0.20	2,049	727,501	0.67	15,671	0.20	3,207
0.90	405,630	0.76	9,911	0.21	1,877	602,803	0.71	13,760	0.21	2,790
1.00	344,050	0.80	8,849	0.22	1,668	477,547	0.76	11,669	0.22	2,316

AuEQV Cutoff (g/t)	Measured plus Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
0.30	1,581,851	0.62	31,486	0.17	6,060	765,651	0.43	10,585	0.11	1,856
0.40	1,554,991	0.63	31,264	0.17	5,958	635,824	0.47	9,608	0.12	1,682
0.50	1,509,875	0.64	30,842	0.18	5,990	514,878	0.51	8,442	0.14	1,589
0.60	1,444,829	0.65	30,151	0.18	5,853	425,685	0.54	7,390	0.16	1,501
0.70	1,335,548	0.67	28,732	0.19	5,705	358,319	0.56	6,451	0.17	1,343
0.80	1,192,427	0.69	26,583	0.20	5,256	278,623	0.59	5,285	0.19	1,167
0.90	1,008,433	0.73	23,671	0.21	4,667	205,844	0.63	4,169	0.20	907
1.00	821,597	0.78	20,518	0.22	3,984	145,872	0.67	3,142	0.21	675

RMI is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101. Mr. Lechner reviewed this news release.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada (one of the world’s largest undeveloped gold/copper projects), and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resource.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
“Rudi Fronk”
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 ● Fax: (416) 367-2711
Email:  info@seabridgegold.net

For Seabridge Gold investor relations needs, investors can visit the Seabridge Gold IR Hub at http://www.agoracom.com/ir/seabridge where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to sea@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.